Exhibit No. 99.2
Deloitte &
 ToucheLLP
                       Deloitte & Touche LLP   Telephone (214) 777-7000
                       Suite 1600
                       Chase Tower
                       2200 Ross Avenue
                       Dallas, Texas  75201-6778

INDEPENDENT ACOUNTANTS' REPORT



To the Board of Directors of AMRESCO Residential Mortgage Corporation:

We have examined management's assertion about AMRESCO Residential Mortgage Corporation's (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") as of and for the year ended December 31, 1998, included in the accompanying management assertion. Management is responsible for the Company's compliance with these servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing standards and performing such other procedures, as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards or its servicing agreements.

In our opinion, management's assertion regarding AMRESCO
Residential Mortgage Corporation complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

\s\Deloitte & Touche LLP

February 9, 1999